APPENDIX B: BUSINESS PLAN

SharkStopper, Inc.

Business Plan

CONTACT:

BRIAN WYNNE, Founder & CEO

Bwynne@SharkStopper.com

Phone: 631.707.7228

Table of Contents

<u>Important Notice</u>

The purpose of this document is to provide the Recipient with relevant information to make an informed decision on whether or not to invest in the opportunity made by SharkStopper. This document does not purport to contain all of the information that a prospective investor may require to make an evaluation. Each Recipient should determine their suitability in investing in SharkStopper, taking into account their personal situations, financial goals, and after seeking independent professional advice.

This document, the information contained and any other information supplied does not form the basis of any legal contract or any other legal obligation.

<u>Contents</u>

The material contained within this document is not a promise or representation of the future. Any financial projections are based on assumptions stated therein and there is a risk that the actual results will differ from the projections. No assurance or representation is made by any person that any projection will be achieved.

Recipients must therefore make their own investigations and inquiries regarding assumptions, risks, uncertainties and contingencies that may have impact on the operations of SharkStopper in the future.

<u>Registered Trademark</u>

SharkStopper® is a registered trademark of SharkStopper, Inc.





2   Executive Summary

Humans have been physically, mentally, and financially threatened by shark activities since they first stepped foot into the ocean. SharkStopper's ability to directly control a shark's behavior will forever safeguard our water sports and fishing industries, which in turn creates a great opportunity for investors.

Opportunity: Swimming, surfing, and numerous other activities are enjoyed by over 80 million water lovers in the USA alone, and they all have the same fear, shark attacks. SharkStopper's Personal Shark Repellent ("PSR") and Watercraft Shark Repellent ("WSR") bring to market products that provide protection from shark attacks. The commercial fishing industry suffers tremendous financial losses each year. Sharks decimate 20-30 percent of their catch amounting to losses of $50 billion per year on a global basis. With our Commercial Fishermen Shark Repellent ("CFSR"), the commercial fishing industry will greatly reduce those losses easily recouping the cost of our product many times over.

Solution: All SharkStopper products operate on the same multi-patented acoustically driven technology. The PSR operates by generating a specific underwater sound through the use of a watertight self-contained electronic package. Repeated testing has proven that our technology will repel a predatory shark's feeding pattern over a large area (approximately 5-10 meters) without adversely affecting the shark, the surrounding environment, or any other species of aquatic life. SharkStopper has tested its patented frequency on many types of shark species in various parts of the world, each time achieving positive results. SharkStopper already has finished products of the PSR and WSR. The WSR is a portable device equipped with four speakers that a boater would lower into the water. In repeated field tests the WSR repelled sharks in BAITED conditions for over 40 meters. SharkStopper conducts all of its field tests in baited conditions. Water lovers typically are not in baited conditions and should be protected beyond 40 meters.

Competition: Consumers will always be able to find the familiar chemical shark repellents and perhaps less familiar magnet-based shark repellents. The weaknesses inherent to these products are discussed in Section 4.5. Meanwhile there is only one product that comes close to SharkStopper, a device produced in Australia under the name of Sharkshield. Sharkshield utilizes an electric current to repel sharks which poses numerous problems including but not limited to: smaller effective range (1-2 meters), higher power requirement, greater weight, higher salinity (salt) water required, and a higher price point than SharkStopper, not to mention a tendency to deliver an electric shock to a user without a wetsuit. Given the limitations of Sharkshield's product, it has been marketed primarily to the recreational diving market. Even with this very limited market and higher price, Sharkshield has sold more than 16,000 units over the past six and a half years. While this inferior product currently lists for $650 to $700, SharkStopper's superior solution is projected at a price point of $450.

SharkStopper products are not limited by the physics of electrical currents. Our products directly address the solutions sought by the larger groups of water sports enthusiasts, boaters and commercial fishermen. As an added benefit, there is no risk of electric shock.

Product and Market Expansion: As mentioned above, the third product set will be the Commercial Fishermen Shark Repellent, or CFSR. The ergonomic design of the CFSR enables it to be easily incorporated into the longline and seine fishing industries, where loss of fish due to sharks is a well-known and unsolved problem. As each commercial fishing boat captain manages vessels that are 20 meters or larger, their yearly budgets exceed $2 million per vessel. With losses of up to 30 percent due to sharks attacking their fish, a commercial fisherman needs every advantage available. By purchasing and deploying multiple CFSRs, commercial fishermen will no longer lose 20-30 percent of their catch to sharks. Our product will greatly reduce these losses and will quickly pay for itself while reopening premier fishing grounds which is discussed in greater detail in Section 4.3.

As research and development continues, SharkStopper will be bundled with numerous products currently in use around the world. Our goal is to incorporate our technology into life-rafts and life-preservers for the cruise, airline and commercial shipping industries, the mega-yacht producers and the militaries of the world. A fixed position version of the SharkStopper technology is planned for oceanside resorts, international, federal, state and local agencies who encounter shark attack problems, such as those occurring now in the Outer Banks of North Carolina, Western and NSW states of Australia, South Africa and the French State of Reunion Island.

Investment: SharkStopper is seeking an investment of $1,000,000 which will be used to launch the personal and watercraft products and fully develop then launch the commercial fishing product. It is expected that this will be the sole funding required to maximize market penetration and surpass a breakeven cash flow.

It is anticipated that SharkStopper will be a candidate for acquisition as early as three to four years which offers original investors a return of investment much quicker than found in most other opportunities.

3   Company Overview

SharkStopper, Inc. is a Delaware C corporation that researches, designs, tests, manufactures and sells acoustical shark repellent products. SharkStopper's Founder and CEO is Brian Wynne. The company is based in Long Island, New York. SharkStopper is a registered trademark.

All SharkStopper products utilize proprietary acoustical technology: patent US 6,606,963 (Personal Shark Repellent), US 7,037,153 (Surfboard Shark Repellent), US 7,302,905 (Shark Repellent for Boats), and USTPO Serial# 62/167,608 (Commercial Fishermen Shark Repellent). This breakthrough technology will minimize the fear of shark attacks for people engaging in many types of water activities, such as swimming, diving, boating, surfing and snorkeling.

The commercial fishing industry will benefit greatly because SharkStopper will increase revenue by keeping sharks away from their catch while protecting sharks from being tangled in nets and caught on the long lines

4   Products

In the first three sections below we describe the three initial products planned for release during the first two years. Then we briefly describe our vision of future products.

4.1 Personal Shark Repellent

The Personal Shark Repellent, or "PSR" will be released first and will target water enthusiasts including but not limited to swimmers, surfers and snorkelers. The PSR is worn on the ankle and is similar in size and shape to a smartphone. The self-contained device emits an acoustical signal that repels sharks in the immediate area.



Figure 1 - Personal Shark Repellent

SharkStopper's patented acoustical signal was tested on more than ten species of sharks including bull, great white, tiger, hammerhead, Caribbean reef, lemon, nurse, thresher, blacktip and blue. Field tests were conducted in locations around the world such as Isla De Guadalupe, Mexico, Bimini (North and South), the Bahamas, Hawaii, Florida, Seattle, and Long Island, New York in order to test as many species in as many environments as possible. At each site multiple trials of field testing were conducted, all of which produced positive results over all types of shark. View videos of some of these tests on our website at: http://www.sharkstopper.com/



Figure 2 – An underwater depiction of sharks outside of the acoustical range of the SharkStopper



Figure 3 – A depiction of sharks turned away inside the acoustical range of the SharkStopper

Due to the unique biological makeup of sharks it was hypothesized that our acoustical signal would only affect sharks while having no effect on surrounding fish. All field testing confirms that other fish are unaffected by the acoustical signal which has led to the development of the third SharkStopper product for the commercial fishing industry.

As currently designed, prototyped and tested the PSR will afford users four hours of protection per charge. The device self-activates when submerged and will vibrate to alert users when the battery is low. Care and use is similar to that for a waterproof watch, while charging the unit is similar to charging a mobile phone. Our device emits a low-power acoustical signal and as a result there are no moving parts, no disbursements of chemicals, no electric fields, and no other potentially harsh environmental contaminants.

4.2 Watercraft Shark Repellent

Simultaneous with the release of the PSR, we will be releasing our second product, the Watercraft Shark Repellent ("WSR").



Figure 4 - Watercraft Shark Repellent – Opened Case



Figure 5 - Watercraft Shark Repellent – Closed Case

According to the "National Association of State Boater's Law Administrators," there are approximately 20 million private boaters that operate in the United States and more than half are based near oceans. The WSR is a portable device that can be carried onto any sized vessel. Once the boat arrives at a destination where people want to engage in water activities, the WSR is connected to the boat's power system. The boater then lowers up to four speakers into the water around the boat. Testing has proven 360 degree protection around the boat for up to 40 meters.

4.3   Commercial Fishermen Shark Repellent

To kick off our second year we will release our third product, the Commercial Fishermen Shark Repellent ("CFSR").

The commercial fishing industry loses $50 billion worldwide every year to sharks attacking their catch. A recent documentary on the Discovery Channel confirmed that a typical commercial fisherman loses between 20-30 percent annually due to sharks. These patterns of attacks have driven commercial fishermen away from the best fishing grounds. As a result fishing trips are longer and losses are greater.

The CFSR will grant commercial fishermen access to the most preferred fishing grounds with the added benefit of retaining a higher concentration of their primary catch. The CFSR utilizes the same technology as the PSR and WSR but the device will be increased in size, power, and battery life and enclosed in a more robust container suitable for commercial usage.

Most commercial fishermen are "longliners" meaning they fish with lines ranging from 20 to 100 miles in length. CFSRs will be attached along fishing lines at sufficient intervals so that protected areas overlap allowing our technology to protect entire fishing lines.

Marketing efforts will target vessels that are 20 meters or longer because they suffer the greatest losses and can most easily purchase, deploy and support the product. We will start by marketing to members of the North American fishing fleets and anticipate that word of their success utilizing the CFSR in their fleet will travel swiftly to more than 50,000 worldwide vessels that operate within this category.

The CFSR is directly applicable to commercial fish farmers and seine netters where the product can easily be deployed. The fish farming industry is quickly growing and typically raises tuna and other prized fish worth billions each year. Tuna farms are becoming larger and larger and typically utilize soft nets that occupy many acres in size. To be reasonably productive, these areas must be placed in deeper water which makes the nets more vulnerable to shark attacks. When a tuna dies before harvesting the carcass emits a scent that sharks detect from very long distances. Sharks soon arrive bringing not one but three problems.

They will ruin the netting, they will attack the tuna, and meanwhile other tuna will escape through the ruined netting.

In addition, the commercial fishing industry as a whole is suffering from a poor image related to sharks being destroyed and/or caught for fin value only. The industry has no way to control the shark 'by-catch' (or the poor image), and is now facing legislation for fish controls and penalties. When the efficacy level of the CFSR is realized we anticipate that environmental activists and politicians will quickly act to make our commercial product mandatory for environmental reasons first within the USA then worldwide. SharkStopper currently supports and is in contact with these ocean and shark conservancy organizations.


SharkStopper Proudly Supports
STOP SHARK FINNING
finfree
OCEANA
SEASHEPHERD.ORG
SHARK SAVERS
BLUE OCEAN INSTITUTE
Inspiration, Information, Action
Ocean Conservancy
SHARK ADVOCATES INTERNATIONAL
SHARK RESEARCH INSTITUTE
HUMANE SOCIETY INTERNATIONAL
NOAA
SIERRA CLUB
FOUNDED 1892

Figure 6 - SharkStopper supports these organizations working to protect sharks

During 2015 the shark by-catch problem suffered by a Mediterranean trawler fleet became so severe that they began using large excluder grids with covers mounted in front of their trawl nets. Not only are these devices cumbersome and expensive, current tests show little or no benefit. It is projected that a single SharkStopper device easily rigged ahead of the trawl net will show vast improvements.

Longline fishing fleets are increasingly concerned with both by-catch and monetary losses due to sharks interfering with their current fishing efforts and gear. In an attempt to minimize losses and by-catch they began attaching magnets to the individual hooks on their lines, seeing this as the only feasible alternative for relief. Magnets produced for this application were recently tested with the following report published in Shark Year magazine in August of 2015:

"Sharks are well known to be able to detect electric fields in the microvolt range and this sense has been proposed to provide a mechanism to detect the earth's magnetic field. As a result, the use of magnets has been proposed as a method to reduce shark interactions with fishing gear. We therefore tested two models of high field strength neodymium magnets to effect shark catch rates during

commercial longline fishing operations. Our results show that magnets do not reduce blue shark catch rates and can even have an attractive effect. This effect was significantly higher for the larger magnet model tested (26 mm × 11 mm × 12 mm, 0.885 T) compared to the smaller one (20 mm × 13 mm × 15 mm, 0.464 T). We also noted that hooks remain magnetized after removal of the magnets and are even slightly magnetized without any previous contact with a magnet."

SharkStopper's core technology remains the only solution for commercial fishermen that has been proven effective in extensive testing while offering a feasible method of deployment.

4.4 Future Products

There are a number of natural extensions to the existing SharkStopper technology which can be applied after the initial products are launched.

➢ Version Two of the Personal Shark Repellent will be similar to the initial product with improvements that allow it to operate at a deeper depth with a greater range. Increasing the working depth and protective range will allow penetration into the commercial diving market as well as military and law enforcement organizations. The worldwide commercial diving market includes but is not limited to militaries, offshore oil rig construction and maintenance, large and small ship maintenance, law enforcement, and media divers.

➢ We have received numerous inquiries from the mega-yacht industry requesting a design to be incorporated into these larger yachts during construction or refit. Licensing opportunities like this will require very little effort on our part but will provide great margins.

➢ Another application would see the SharkStopper technology adapted to protect entire beaches where vacationers enjoy numerous water activities. A number of these devices would be strategically placed to protect the beach and the 'string' or array of SharkStopper units would be powered from the host location on shore.

Other applications include:

➢ Life vests and life crafts
➢ Surfboards – our device will be manufactured right into the board
➢ Cruise lines
➢ Aviation industry
➢ Government agencies
➢ Recreational seaside parks

4.5   Competition

Currently there are a dozen or so shark repellent products and most cannot overcome barriers to market. Examples of these barriers include but are not limited to ease of use, price point, environmental safety, and efficacy, as well as multiple combinations of these barriers. Table 1 compares SharkStopper with the three leading competitors.

Evaluation Criteria	SharkStopper	SharkShield (pulse)	Shark Defense (chemical)	SharkBanz
Efficacy	High	Medium	High	Low
Multiple-use modes *	High	n/a	n/a	n/a
Range:				
1 meter	High	High	High	Medium
5 meters	High	Medium	Medium	n/a
10 meters	High	Low	Low	n/a
20 meters **	High	n/a	n/a	n/a
40 meters ***	High	n/a	n/a	n/a
Ease of Use	High	Medium	Low	High
Positive Environmental Impact	High	Medium	Low	High
Price	Medium	High	High	Low
Salt, Brackish, and Fresh Water	Yes	No	Yes	No
* Use in personal, watercraft or commercial fishing ** Considers use of more than one speaker (two PSRs or one WSR with two speakers) *** Considers use of four speakers (four PSRs or one WSR with four speakers)				

Table 1- SharkStopper Competitive Evaluation Matrix

Sharkshield has been on the market approximately nine years in Australia and has sold approximately 16,000 units in the past six and a half years. Originally developed under the name Sharkpod, this device operates by generating an electric current between an anode and cathode that are worn on the shoulder and foot. The Sharkshield has had success with SCUBA divers and is most adapted to that market. Table 1 highlights Sharkshield's drawbacks when compared to SharkStopper.

Sharkdefense utilizes two separate approaches in repelling sharks. The first approach is disbursement of a chemical into the water while the second approach is an electropositive metal alloy (magnets) which gives off a passive electric field as a result of the corrosion of the metals. The chemical approach has limitations due to water currents and diffusion, as well as environmental and cost concerns if intended for long-term use. The chemical approach is only suited for short durations and local use during or after a shark attack. The magnet approach has a very limited range and strength which questions the efficacy in general. Numerous magnets would need to positioned in close proximity to each other and would need to be renewed often to prevent corrosion from further reducing protection.

No competitor is effectively supplying this multi-modal, large and growing shark repellent market. The competition is not providing a simple and cost effective product to water-sports enthusiasts. The SharkStopper solution is small and easy to use. It works in fresh, brackish and salt water over longer durations than the competition, and is competitively priced below the competition. In the commercial fishing market space there is no viable solution that protects hooked fish from shark losses, at any price, except SharkStopper.

5   Product Testing

5.1   Testing Methods

Surface Testing Method (A) – The test team baits the area to be tested with fish blood and live bait. The objective is to lure as many sharks as possible to the testing site. With the frenzied sharks in the area, the SharkStopper is quietly lowered into the water and turned on. This testing method was repeated numerous times with a perfect success rate—sharks immediately vacate the area every time.

Surface Testing Method (B) – The test team submerges the SharkStopper into the baited water before the sharks arrive. When the sharks swim to within five meters from the baited area, a spotter notifies the person controlling the device to engage the unit. This same testing method is also utilized at ten and fifteen meters. Due to visual limitations beyond fifteen meters it is too difficult to identify shark species and the effectiveness of the device. This testing method was repeated numerous times with a perfect success rate.

Underwater Testing – The test team baits the surface water near the vessel. A diver, tethered to the boat, descends approximately fifteen meters and speakers are lowered approximately ten meters. The tether accomplishes two things; it keeps the diver from drifting away due to the current and also signals the controller of the SharkStopper. When the diver sees sharks approaching, he pulls the tether notifying the operator to engage the acoustics. This method of testing was conducted with Captain Chris Vacchio in Florida. Underwater testing requires an experienced shark handler and nerves of steel to dive and hold a position without a cage.

5.2   Test Participants

Seattle Aquarium – The SharkStopper team worked with Shawn Larson, Ph.D., Curator of Conservation Research and Animal Health Coordinator.

Bimini, The Bahamas – Dr. Samuel Gruber, founder of Sharklab and the Bimini Biological Field Station Foundation, along with his team of volunteer students helped the SharkStopper team in Bimini.

Isla De Guadalupe – We teamed up with world-renowned Great white expert Ralph Collier, President of Shark Research Committee and now a consultant to SharkStopper; and Patric Douglas, founder of Shark Diver.

Hawaii – While testing in Hawaii we were honored to work with James Hall, co-founder of Hawaii Shark Encounters. Sadly, Mr. Hall was killed while filming a cliff diving segment for the Discovery channel in 2007.

Florida – SharkStopper employed the services of Captain Christopher Vacchio who is a multiple trophy winning tournament fisherman. Captain Chris and his crew are experts in attracting and handling sharks.

Long Island, New York – Brendan Casey and his fishing vessel the Sea Angel were chosen to assist the SharkStopper team for testing in Long Island. Mr. Casey is a federally licensed commercial fisherman with almost 30 years of fishing experience in the Long Island area.

North Bimini, The Bahamas – SharkStopper employed the services of Eli Martinez (diver and cageless underwater cameraman) and in collaboration with Discovery Channel tested and filmed SharkStopper's Watercraft and Personal Shark Repellents against Caribbean reef, lemon and bull sharks.

5.3   Test Locations, Species and Results



Figure 7 - Maps of Test Sites

Seattle Aquarium – We tested various frequencies on captive spiny dogfish sharks. Testing was conducted over a three-day period in an enclosed aquarium. Positive results were obtained but the sharks habituated over time.

It was determined by the observer on site, Dr. Shawn Larson that the sharks had no way of escaping the acoustics due to the enclosed environment and thus were forced to habituate. Dr. Larson advised us that to achieve valid testing results, future testing should be conducted only in open water.

Bimini, The Bahamas – The world famous Sharklab resides here. This site is owned and operated by Dr. Samuel Gruber. Positive testing results were achieved on lemon, Caribbean reef and nurse sharks.

Isla De Guadalupe – The waters close to this island are home to an abundance of great white sharks that arrive in September and depart late December.   The great white sharks were repelled by SharkStopper's device.

Hawaii – Our product successfully repelled hammerhead, bull, tiger and Galapagos shark species.

Florida – Testing was conducted in the Atlantic Ocean approximately five miles off the coast of Jupiter Inlet. This particular area is known for its abundance of aggressive sharks. Shark species such as bull, hammerhead, tiger, sandbar, nurse, lemon and blacktip were all repelled by SharkStopper's device.

Long Island, New York – The blue shark is the most abundant species of shark that roams the waters off the southern coast of Long Island. Just like all above mentioned shark species, the blue shark was consistently repelled by the SharkStopper.

North Bimini, The Bahamas - The SharkStopper team returned to Bimini last fall and successfully repelled bull, lemon, and Caribbean reef sharks. The successful testing was filmed by the Discovery Channel and was broadcast March 18, 2015 on their Daily Planet show.   The recording can be viewed on our website, www.SharkStopper.com.

Synopsis of Testing – During all open-water tests sharks were consistently repelled 5-40 meters. In these tests sharks were lured into the vicinity with blood and bait. Tests were performed only after the sharks were in a feeding mode. For consumers not surrounded by blood and bait, sharks will most likely be repelled much greater distances due to the following:

- The device will always be on, whereas in testing the device was turned off to lure sharks into the testing area before engaging the SharkStopper device.

- Sound travels faster and greater distances underwater versus air, increasing the acoustical range of the SharkStopper.

- All tests were performed with one device. When multiple users are in close proximity to one another, the combined protective range will be greater.

6   Strategy and Implementation

6.1   Marketing and Distribution

SharkStopper, Inc. will begin operations in 2016 immediately differentiating ourselves from competitors with a product that is smaller, easier to use, a long lasting rechargeable battery and a lower price. We will further differentiate our product using name recognition thanks to the many experts that assisted with product testing. We will subcontract marketing to a third party to leverage their economies of scale and experience, then complement that effort when we begin hiring in the following quarter starting with a Director of Marketing.

Our first focus will be the consumer market including channel sales. Marketing efforts will be steered to drive consumer sales where we believe the quickest launch and easiest penetration will occur. We will be much more than a vendor to our channel resellers because they will grow with the benefit of our superior product and the name recognition attached to our testing. The commercial market will follow with the introduction of our commercial product in 2017. By then we will have extended our marketing efforts to include the commercial fishing industry. Our commercial product will be marketed as the best way to start recouping the billions lost every year by the fishing industry due to sharks. Catches will increase while we reopen the best fishing grounds to this growing industry.

After our personal, watercraft, and commercial fishermen products are launched and established, we will cast an even bigger net by introducing products designed for institutional users such as seaside resorts, beach side municipalities, offshore drillers, underwater media filming, government agencies, cruise lines, and even the aviation industry. The natural progressions of our consumer products including but not limited to surfboards, life-saving devices (e.g. life preservers and jackets) and yacht manufacturers will present more opportunities to land and expand. SharkStopper will launch quickly and while our core products take hold we will introduce new products and enter new markets. We will close more and more enterprise-size deals through both the direct and reseller channels while licensing revenues grow behind product sales.

Each of our revenue channels will be led by a Sales Director, Marketing Director, and appropriate number of inside and outside sales representative commensurate with the size of the market and the mechanics of selling products into each market, as depicted in the table in Section 9.7.b.

a)   Personal Shark Repellent, Business to Consumer

The initial overall goal of the PSR marketing effort will be to communicate the availability, effectiveness, and economical price to the consumer market. Three Delivery Channels have been identified as the leading drivers to creating awareness of the first SharkStopper product:

- Interactive: search engines, social media and news source websites;
- Print: targeted trade publications and collaterals; and
- Public Relations: article based web marketing, Google submission, and global wire service.

Through the use of specific interest print advertising, local area P/R, web banners, web search optimization, media releases and social network communications SharkStopper will reach end users. The revenue targets for B2C will be managed by a Sales Director focused on leveraging marketing and our eCommerce platform.

b)   Watercraft Shark Repellent, Business to Consumer

While the majority of initial WSR sales will be B2C, there will be significant B2B sales when SharkStopper starts offering this product through boat and boat-product distributors and as an add-on product to boat manufacturers . Print will be a major marketing tool for this product as boat owners are known to read trade publications for the latest new products on the market. The strategy will be similar to the PSR in that we will use search engines, social media, local area web banners and media releases to market the WSR. The revenue targets for B2C will be managed by a Sales Director focused on leveraging marketing and our eCommerce platform.

c)   Business to Consumer Marketing Tactics

Google Insights and Pay Per Click (PPC) Campaign Research will aid in market research necessary to determine geographical location, keyword popularity and strategic timing for the SharkStopper product launch. In addition, we will receive notification of news stories released worldwide regarding shark attacks and other shark topics. Once notification is received, action will take place that includes submitting a press release to media networks through wire service, as well as linking the press release articles back to the SharkStopper website, Facebook, Twitter and Linked-in sites to increase SEO and keyword popularity in that particular region. In addition, a Google ad-word campaign will be launched in the key region to gain site visitors and build momentum in awareness.

Once on the SharkStopper website, visitors will experience an informative site that includes a modern design with a global appeal, video content to support the SharkStopper effectiveness, user testimonials, educational tips regarding ocean safety, and an auto-updated RSS feed of shark attack stories from all over the world. Most importantly, visitors will be able to view the products and understand product functionality and reliability. Immediate orders will be placed in SharkStopper's fully integrated eCommerce platform. Customers will be able to receive order, tracking and gateway processing information via auto email delivery. In addition, the eCommerce platform will integrate with third-party fulfillment processes.

The marketing approach begins with the market itself which is initially targeted at water sports enthusiasts within the USA. If we take categories such as snorkelers, water skiers, swimmers, surfers and wake boarders who are designated as 'frequent' participants, we have an initial market of nine million potential users. The total market of all water enthusiasts in the USA is 96 million. After the first launch we will expand our target market to include categories such as sailors, motor boaters, jet skiers, etc., as well as adding geographic areas to the plan.

Water Sports Participants (USA)	Total Participants in Millions	Frequent Participants in Millions	Definition of "Frequent"	Most Recent Year
Snorkelers	7.5	1.2	10+/Year	2013
Water Skiers	4.2	1.7	10+/Year	2013
Swimmers	76.8	4.2	110+/Year	2015
Surfing	2.9	0.5	20+/Year	2012
Wakeboarding	1.7	0.5	10+/Year	2013
Divers	2.9	0.9	10+/Year	2012
Totals	96	9		

Table 2 - Water Sports Participants (Source: www.statista.com)

i) Distribution Channels

SharkStopper is creating a brand new consumer product category and will seek distribution in three channels – Specialty Sport Shops, Pro Shops and the Internet – these three channels represented approximately 45 percent of all sporting goods equipment sales in 2014.

To support sales of the PSR into retail Specialty Sport Shops and Pro Shops, retail-focused marketing activities will include:

➢ Point-of-Purchase display materials.
➢ The SharkStopper website, including video content that demonstrates how the acoustical repellent technology works, and customer experiences with SharkStopper.
➢ Co-op advertising in retailer print and web-advertising vehicles.



ii) Marketing Timeline

SharkStopper's marketing plan will commence once funding is secured. Marketing will focus on launching both the PSR and WSR in 2016. The Marketing team will be coordinating with our contract manufacturer, Plastic Solutions, Inc. (PSI) based in Bethpage, New York, right up until launch of the two products (PSR/WSR) and beyond. The marketing timeline can be summarized into a number of key steps such as:

➢ Program a unique client portal for SharkStopper with edit note features.
➢ Establishment of a brand platform for SharkStopper.
➢ Research and rank customer profiles for targeted consumer launch.

- ➢ Define brand and marketing messages to be used in PR and advertising.
- ➢ Develop creative design, tone and layout for interactive deliverables.
- ➢ Create visual boards for web video concept.
- ➢ Provide script outline with top-level content topics for website.
- ➢ Begin database framework programming for eCommerce.
- ➢ Provide post editing, animation, motion graphics, and titling effects to produce web video.
- ➢ Test site features as the database is built (e.g. basic controls, user uploads, navigation).
- ➢ Final Beta testing of all links, features and administrative capabilities.
- ➢ Script and submit press release to targeted news organizations.
- ➢ Uploading of site to host for live launch.

iii)   Marketing Strategy, Concept and Tactical Direction

By engaging and closely working with a full service marketing company, SharkStopper can quickly develop and deploy a number of marketing messages and channels that will be coordinated and ultimately tied into a shopping-cart equipped website. In order to accomplish this existing plan some of the next milestones will include:

- ➢ Complete a One-Year Marketing Strategy with Product Launch and Geographical Phases.
- ➢ Market/Industry and Competitive Research and Analysis will be obtained through media vehicles, trade publications and online informational sites.
- ➢ Customer Profile Key Decision Makers, including decision makers for each demographic, buying triggers, influential factors, networking opportunities, media usage, and referral opportunities.
- ➢ Develop a Brand Platform.
- ➢ Key Message Development. Messages developed based on customer profiles, target markets, and brand platform.
- ➢ Plan for Execution including message delivery channels, media opportunities with supporting reach and frequency data (as available), sequence of events, recommended timelines, and overall results expectations.
- ➢ Recommended Budget for Creative Asset Production and Online Media Placement.

Specific deliverables for the eCommerce platform include:

➤ ECommerce site for online marketing, sales and merchant processing.
➤ Search Engine Optimization using meta-tags, keywords and targeted site copy.
➤ Rich Media Content to engage site visitors and increase direct response conversion rates, such as flash interaction and dynamic content.
➤ Hosting and streaming services for site domain and content.
➤ Real-time analytics reporting and online marketing tracking with conversion and bounce rates analysis.

Public Relations/Media Placement:

➤ Traditional and online public relations strategy and execution including, trade publications, blogs, social media and news media.
➤ Online and/or traditional media placement areas will be determined based on strategy, ROI potential and geographical demographics.

d)   Commercial Fishermen Shark Repellent, Business to Business

SharkStopper's marketing approach to the commercial fishing industry is entirely a business to business effort with the emphasis on an ROI payback for the commercial fishermen.

We will allocate one demo string of the commercial fishing device for 'free use' to equip test boats in this industry. Within a month of placing the test string on a selected commercial fishing vessel, SharkStopper will have a trade testimonial for use in further advertising. In general the commercial fishing industry is a closed knit group and word of mouth referrals would be another expected outcome of these tests.

We will not be relying on testimonials alone to sell this product; our marketing efforts will include; a direct sales force, industry-specific print ads, targeted mailings, and industry focused web advertising.

i)   Market Size - Worldwide Fishing Fleets

In 2012 the world fishing fleet numbered almost five million vessels (4.72 million): about one-third were decked while the remaining two-thirds were un-decked (generally less than 10 meters in length). Of the latter, 65 percent were not fitted with mechanical propulsion systems. It is estimated that Asia accounts for over 80 percent of the un-decked/non-motorized vessels.

"The average size of decked vessels remains about 20 GT (around 10-15 meters). Those larger than 100 GT (or longer than 24 meters) amounted to about 1 percent of the world fishing fleet. China has approximately 50 percent (25,600) of these larger vessels, while no other country has more than 10 percent of this fleet and about 10 countries together account for 80 percent of the total." (Source – http://www.fao.org/fishery/topic/1616/en.)

ii)   Market Segmentation and Product Development

Given that approximately half of the worldwide fishing fleet is un-decked, and the average size of the decked fleet is 10-15 meters, the company will pursue a 2-segment product development strategy to meet the widely varying needs of the commercial fishing market.

Identified Commercial Fishing Customer Segments:

➢   Mid-Size Vessels – 20 - 50 meters in length (approximately 50,000 worldwide)
➢   Larger Vessels – over 50 meters in length (approximately 5,000 worldwide)

Product development and testing will be completed to create product performance specifications that serve the needs of these two identified market segments.

iii)   Top Ten Commercial Fishing Markets by Tonnage

In 2012, the top five commercial fishing markets accounted for 40 percent or 31.9 million tonnes of a total 79.7 million tonnes. The next five markets accounted for 18 percent or 14.5 million tons. Given a worldwide fishing fleet of almost five million vessels, it will be necessary to enter this market on a sequential basis.

In Year 1 of the Commercial Fishermen Shark Repellent product launch, the following markets will be entered:

➢   United States
➢   China
➢   Japan

Together these Year 1 markets represent almost 30 percent of worldwide tonnage and were selected based on market size.

In Year 2 of CFSR product launch, the following markets will be entered:

➢ Russia
➢ Indonesia
➢ India
➢ Chile and Peru

These Year 2 markets account for approximately 25 percent of total worldwide tonnage. To bring clarity to the stated markets and number of vessels mentioned above, the following breakdown is necessary: In the first two years of launching the CFSR, SharkStopper will target 55 percent of the 55,000 commercial fishing vessels that meet our marketing criteria. That now brings the amount of vessels that we will target to 30,250. Based on our ultra-conservative sales projection for the first two years of 39 vessels (see financials), you will see the tremendous upside potential for this product.

6.2   Applications Engineering and Production

We have selected Plastic Solutions, Inc. (PSI) based in Bethpage, New York. PSI's 32,000 Sq. ft. facility is equipped with all the latest machinery and an excellent CAD design team. This facility will be able to manufacture all of our products. With vast experience in the design and manufacturing of high-end consumer products, PSI can offer ongoing product support after our initial three products.

6.3   Warehousing and Distribution

Not only will PSI manufacture all of our products, but they are a third-party logistics provider who will provide warehousing and distribution which means our products will change hands less thus reducing risk of damage. PSI will manufacture and store in bulk at their facility and handle all domestic and foreign shipments. This includes but is not limited to: incoming inspection, inventory control, packaging/boxing, labeling, order processing, shipment methods, tracking, and final reporting for accounting as well as returns/exchanges. Initial service-level agreements call for shipments to be completed within 48 hours of a confirmed order receipt, with inventory updates and reports to follow weekly. The vendor can handle over 1,000 units per day as well as skid-size orders.

7   Management Team

7.1   Key Individuals

Brian Wynne, Founder and CEO

Since early childhood, Brian was always fascinated with sharks, the genetic marvels of the ocean. After reading about a series of shark attacks one day, Brian set out on a mission to find a way to repel sharks, without harming them. Brian's background in computer hardware technology assisted in developing his acoustical technology. His early career brought him employment at Standard Telephone, Inc. based in Deer Park, New York. At the age of 23 and because of his good interpersonal skills, Brian was given a management position. He was in charge of 15 electrical engineers and technicians. Brian eventually wanted to go to a larger company, so he applied to Wang Laboratories, Inc. Wang hired Brian and he was given the title of Systems Analyst Manager. Brian's was responsible for integrating Wang's software and hardware systems within the banking sector of New York City. Brian's group consisted of seven systems analysts. Brian received an associate's degree in data processing from the State University at Farmingdale, New York. After his associate's degree, he attended the New York Institute of Technology at Old Westbury, New York. He majored in computer science. Brian Wynne currently holds three patents for his SharkStopper technology and currently has a fourth patent pending.

Matt Kurke, CFO

Matt Kurke was CFO of Livelook, Inc. from 2011 until acquired by Oracle in 2014. Livelook provided the leading SaaS cobrowsing/screen-sharing solution in both the finance and healthcare spaces. Matt managed all aspects of finance, compliance and personnel while revenues increased an average of more than eighty percent each year and Livelook was awarded a spot in the prestigious Inc. 500 | 5000 list. With a background in public accounting Matt supervised audits of SEC registrants and privately held companies prior to coming to Livelook. In his tenure as Audit Manager with Bagell, Josephs, Levine & Company he specialized in developmental stage companies with responsibility for software development revenue recognition, capitalized research and development, and complicated debt and equity financings including troubled debt restructurings and derivatives. Prior to that, he managed the accounting and closing processes for various small businesses.

Matt graduated magna cum laude from Delaware Valley University and is a CPA and member of the Pennsylvania Institute of CPAs. When he's not working, Matt composes, arranges, performs and produces original music. He has performed live most of his life, and holds numerous copyrights for musical compositions.

Ron Krupka, Consultant

Ron spent 16 years in circuit board development and manufacturing for Advanced Interconnection Technologies Corp. (AIT) specializing in the defense industry. As part of the management team at AIT, Ron built and led a group of engineers, machinists, and technicians in supplying key components to major US programs such as JSTARS, Hubbell Telescope, Patriot Defense System, JAS NATO Fighters as well as others. Later in his career, Ron worked for Dimac Direct and Antares-itiITI, which were large data processing and mail assembly plants in the New York area. Over a 15-year period, Ron helped design and build Dimac's northeast facility and then assumed responsibility of the 250,000 square foot plant and more than 500 employees. Having full responsibility for this $50 million operation, Ron supplied major industries such as banks, telecoms, and pharmaceutical companies with all of their key data processing, as well as mailing an average of three million pieces of first class commutation mail per day. Additional services provided for these clients included larger scale product fulfillment, ITC, and POS cash and credit processing. As the founder and co-owner of three small businesses, Ron has experience in all aspects of startups. Ron graduated from the State University of New York in Oswego with a BS in Biology and Geology, and also holds a postgraduate degree in Business Administration from CW Post in Old Westbury, New York and is a member of the research team at Discovery Bay Marine Lab in Jamaica.

Marcus Yoder, Strategic Advisor

Marcus Yoder is a 20-year technology executive focused on bringing new products to market. Marcus brings executive-level experience including functioning as the Vice President of Business Development for a new-to-market gaming company; as the COO and co-founder of a social media startup; in multiple executive or director-level roles for enterprise software companies; and as senior management within a Big Four and boutique consulting firms. Marcus' skills include leading companies into new global markets, providing customer-focused business strategies, driving corporate revenue, building strategic alliances, innovating marketing and product campaigns, and negotiation/diplomacy with government entities and key stakeholders.

Marcus received his BA in International Business from the University of Tennessee, Knoxville, and his International MBA from the University of Chicago Booth School of Business. Marcus is fluent in German and proficient in Brazilian Portuguese.

Razvan Rusovici, Ph.D., Scientific Advisor

Dr. Rusovici currently serves as an Associate Professor of Aerospace Engineering and Faculty Senate President, where his duties include research and consulting in acoustics, structural dynamics and smart materials. Dr. Rusovici also served for many years as a researcher and consultant in the turbomachinery and sensor manufacturing industries, where he managed over $2.5 million in government and private contracts. He served as Principal Investigator on NAVY, NASA (high-temperature acoustic sensors aimed at measuring noise of rockets) and DARPA STTR/ SBIR research programs. At STI Technologies (now SimuTech Group) Dr. Rusovici was in charge of acoustics research, vibration diagnostics, non-destructive evaluation and numerical analyses of turbomachinery and related components, performed for such clients such as Siemens, Lockheed Martin, Florida Power and Light, and Dominion Transmission. At PCB Piezotronics Inc. he developed sensors for high-temperature vibration and pressure measurements, as well as smart material actuators.

In 2001 Dr. Rusovici was awarded the ASME International/ BOEING Structures and Materials Award. He obtained his Ph.D. in Mechanical Engineering from Virginia Tech, and his M.S. in Aerospace Engineering at Pennsylvania State University. In 2016 he was inducted into the American Institute of Aeronautics and Astronautics Technical Committee for Structural Dynamics. Dr. Rusovici is an FAA commercial, multi-engine, instrument-rated pilot with over 1250 flight hours.

Our well-rounded team includes four snorkelers, three of whom are also certified divers, two of whom are also recreational boaters.

7.2   Management Responsibilities

SharkStopper will initially employ very few individuals directly, allowing costs to be kept low during the start-up phase. Although all key decision making will be directed from within, the careful selection and use of outside resources will complement the internal skills.

Responsibilities initially will be divided up between Brian Wynne and Matt Kurke with each adding full or part time help in their respective areas as necessary. Brian will direct most of his efforts in the areas of operations and sales and marketing. A VP of Operations will be added as the level of operations increases. We anticipate this position will need to be filled in the beginning of year two.

SharkStopper plans to hire Brian full time when operations commence along with Matt in the position of CFO. The VP of Operations will be hired sooner if revenues increase better than expected and will focus attention in the areas of engineering, manufacturing and client services, offloading from Brian as overall management of the company demands more of Brian.

8   Potential Risks

8.1   Testing

Possible risk - Testing efficacy of production units. There is a risk of having production units completed and in the pipeline that cannot sustain a suitable test criterion and therefore cost the SharkStopper company time, money, and adversely affect the product's name.

Solution - Built into the SharkStopper production unit timeline is a phase in which the company constructs pre-production prototypes for field testing before full production quantities are initiated. Pre-production units will be thoroughly field tested with baited live sharks as in our past field tests and industry experts will be invited as always to witness the tests.

8.2   Consumer Demand

Possible risk - Consumer acceptance of our consumer products may not yield the sales volumes anticipated in financial forecast.

Solution - We respond to this risk with a strategy directed at both reducing the risk and adapting efficiently if sales volumes fall short. The strategies in this plan include using multi-phased marketing, price points, competitor analysis, inventory controls, and budgetary controls. Through the use of multi-phased marketing we can address a large group of potential users with a reasonable amount of marketing dollars.

One of the ways this can be accomplished is by utilizing feedback from initial clients as well as monitoring social media changes. Since we are using a full service marketing firm, changes can be made quickly to both our presence in any geographical location and the content of our ads. Additionally, any time a shark attack or shark event takes place; we will distribute a P/R package to take advantage of the opportunity.

We have selected a price point that is below our closest competitor and accordingly will appeal to a significantly greater number of consumers, and we have designed a product that is smaller and easier to use. Analysis of our closest competitor shows that they have sold approximately 16,000 units over six and a half years, even with the numerous shortcomings identified earlier. We plan to introduce the SharkStopper Personal units into inventory in quantities that will limit cash flow problems during slower sales periods and have planned to use a just-in-time approach pulling into inventory our anticipated needs only a month or two in advance, after initially pulling $100,000 into inventory to ensure we can always meet demand.

Finally, SharkStopper can survive a slower ramp up by delaying future hiring, delaying development of future offerings while launched products take hold, and eating into the inventory buffer that was funded initially.

8.3   Commercial Device Viability

Possible risk - A risk exists that the commercial device will not be reasonably developed either in its anticipated timeline or achieve the anticipated performance level.

Solution - This risk has been approached already through initial work by SATOP (a division of NASA) scientists, as well as independent contractors who have indicated a much more robust device is achievable given the liberties of size and weight at hand. In addition to working with these pre-launch consultants, we designed our budget to limit expenditures to the lowest dollar amount required at each step.

8.4   Key Employees

Possible risk - It is widely accepted that companies grow or fail due to the make-up of their employees and this is always magnified with startups.

Solution – To retain talented people SharkStopper will offer an attractive benefits package, convenient hours including flex-time and opportunities to work remotely, paid vacation and sick leave accompanied by standard legal holidays, and variable compensation incentives.

Shortly after commencing operations and as soon a practicably possible SharkStopper will draft and enact a Stock Option Plan which will allow us to marry key employees to the success of the company. We also plan to add a 401(K) Plan to further compete in the employer arena.

We will not hire until we are certain a position will support a full-time workload. This way we know employees will be challenged while ensuring they are not sitting around wasting time and money.

9   Financial Plan

SharkStopper is a start-up company and our financial plan is conservative with a constant eye on cash. As actual figures become available we will compare actual to forecasted key figures and investigate and understand variances then revise our plan to more accurately forecast our future. Our plan is based on the following assumptions:

- Securing funding from investors who bring valuable advice, skills, and/or experience to our team
- Acceptance of our solutions into the markets we are targeting as well as markets we will discover
- Successful marketing, branding, positioning and adapting as relevant metrics become available
- Reasonable growth in sales through the channels we focus on
- Maintaining our advantages over competition, including size, cost, ease of use, and battery charge
- Successful relationships and growth with resellers/distributors
- Hiring the best people, keeping personnel to the required minimum, and anticipating hiring needs in a timely fashion

We seek investors who bring valuable insights and experience, whether in legal, regulatory, financial, technological or other areas. Investors will receive debt convertible into equity in the company with an opportunity to be a board member or advisory member depending on the level of commitment.

We do not plan to distribute dividends in early years as the funds would be better reinvested into our growth. We are not speculating valuations but have provided average run rates based on both gross revenue and EBITDA along with multiples of those figures.

9.1   Snapshot: Gross to Net



9.2   Snapshot: Expenses



9.3   Financial Highlights

	Year 1	Year 2	Year 3	Year 4	Year 5
Sales	$786,000	$5,337,000	$9,960,000	$16,611,000	$26,198,000
Growth Rate		579%	87%	67%	58%
Gross Profit	$564,000	$3,858,000	$7,269,000	$12,009,000	$19,028,000
Gross Margin	72%	72%	73%	72%	73%
Net Income (loss)	($244,000)	$380,000	$1,117,000	$2,436,000	$4,290,000
Net Margin	-31%	7%	11%	15%	16%
Cash, end of year	$289,000	$641,000	$1,500,000	$3,444,000	$7,170,000
Change in cash	$289,000	$352,000	$859,000	$1,944,000	$3,726,000
Total Spend:					
Sales & Marketing	$454,000	$1,882,000	$3,427,000	$5,196,000	$8,129,000
Salaries and commissions	$266,000	$1,239,000	$2,238,000	$3,349,000	$5,248,000
Commissions	$1,267,321	$586,000	$1,188,000	$1,984,000	$3,185,000
Commissions/sales	161%	11%	12%	12%	12%
Marketing	$97,000	$346,000	$697,000	$1,163,000	$1,834,000
Marketing/sales	12%	6%	7%	7%	7%
Research & Development	$107,500	$274,000	$410,000	$633,000	$859,000
Salaries	$0	$88,000	$190,000	$237,000	$288,000
General & Administrative	$409,000	$1,062,000	$1,571,000	$2,121,000	$2,890,000
Salaries	$215,000	$570,000	$796,000	$1,001,000	$1,259,000



9.4 Breakeven Analysis





9.5 Revenue and EBITDA Multiples Compared to Accumulated Earnings

Gross Revenue	Year 1	Year 2	Year 3	Year 4	Year 5
Run rate (trailing quarterly avg)	$2,016,000	$7,044,000	$11,868,000	$19,800,000	$29,928,000
3x	$6,048,000	$21,132,000	$35,604,000	$59,400,000	$89,784,000
5x	$10,080,000	$35,220,000	$59,340,000	$99,000,000	$149,640,000
EBITDA	Year 1	Year 2	Year 3	Year 4	Year 5
Run rate (trailing quarterly avg)	$0	$1,032,000	$2,640,000	$5,148,000	$8,736,000
3x	$0	$3,096,000	$7,920,000	$15,444,000	$26,208,000
5x	$0	$5,160,000	$13,200,000	$25,740,000	$43,680,000
Accumulated earnings (deficit)	($244,000)	$139,000	$1,256,000	$3,692,000	$7,982,000

9.6 Pro Forma Financial Statements

IN $000s:	Q1	Q2	Q3	Q4	Year2	Year3	Year4	Year5
Revenue	$0	$58	$223	$505	$5,337	$9,960	$16,611	$26,198
Cost of goods sold	0	15	60	148	1,479	2,691	4,601	7,170
Gross profit	0	43	163	357	3,858	7,269	12,009	19,028
Sales & marketing	15	76	155	208	1,882	3,427	5,196	8,129
Research & development	10	33	33	33	274	410	633	859
General & administrative	67	124	103	115	1,062	1,571	2,121	2,890
Total Expenses	92	232	291	356	3,218	5,408	7,950	11,879
EBITDA	(92)	(189)	(128)	1	640	1,861	4,060	7,150
Benefit due to LCF (tax provision)	37	76	51	(1)	(256)	(744)	(1,624)	(2,860)
Net income (loss)	($55)	($113)	($77)	$1	$384	$1,117	$2,436	$4,290
Cash and cash equivalents	$807	$585	$390	$289	$641	$1,500	$3,444	$7,170
Accounts receivable	0	34	102	202	611	1,030	1,717	2,568
Inventory/other current assets	60	139	169	197	305	426	622	851
Payables and accrued exp	(69)	(148)	(180)	(205)	(527)	(809)	(1,201)	(1,718)
Deferred tax asset	37	112	164	163	0	0	0	0
Convertible debt	0	0	0	0	0	0	0	0
Stockholders' equity	(890)	(890)	(890)	(890)	(890)	(890)	(890)	(890)
Accumulated (earnings) deficit	55	168	245	244	(139)	(1,256)	(3,692)	(7,982)
	($0)	$0	$0	$0	$0	$0	$0	$0
Net income (loss)	($55)	($113)	($77)	$1	$384	$1,117	$2,436	$4,290
Accounts receivable	0	(34)	(68)	(100)	(409)	(419)	(688)	(851)
Inventory	(60)	(79)	(31)	(28)	(108)	(121)	(196)	(229)
Payables and accrued expenses	69	80	32	25	322	282	392	516
Stock issued for cash, net	890	0	0	0	0	0	0	0
Deferred tax asset	(37)	(76)	(51)	1	163	0	0	0
Change in cash	$807	($222)	($195)	($101)	$352	$859	$1,944	$3,726

9.7 Assumptions

a) Product/inventory

Product	PSR	WSR	CFSR		
Direct Price	$459	$1,299	$75,900		
Distributor price	$275	$650	N/A		
Cost	$100	$400	$16,000		
Price increase		3%	annual increase after Year 2 (no increase on CFSR)		
Inflation		3%	annual increase after Year 1		
License Revenue		2%	trails sales revenue by six months		
YTD Quantity Sold:	Year 1	Year 2	Year 3	Year 4	Year 5
Direct & Web					
PSR	774	2822	4605	7516	11099
WSR	182	637	1040	1697	2479
CFSR	0	14	32	52	84
Distributor					
PSR	460	4536	7823	12768	19855
WSR	104	1039	1766	2883	4460

b) Salaries/headcount

Headcount, EOY:	Year 1	Year 2	Year 3	Year 4	Year 5
Sales & Marketing	6	12	14	20	25
Research & Development	0	1	2	3	3
General & Administrative	2	5	6	7	7
Salaries:					
Sales & Marketing	Base Salary	Hire Month	EOY5 Count		
SVP	$125,000	17	2		
Sales Dir - Direct/web	$75,000	5	1		
Sales Dir - Distrib/ptr/other	$75,000	6	7		
Sales Dir - CFSR	$75,000	11	7		
Inside Sales	$55,000	10	2		
Marketing Dir	$80,000	5	1		
Webmaster	$60,000	5	1		
Marketing Mgr - Direct/web	$60,000	16	1		
Marketing Mgr - Distrib/ptr/oth	$60,000	19	1		
Marketing Mgr - CFSR	$60,000	N/A	0		
Cust. Service	$50,000	7	2		
Research & Development					
Project Engineer	$80,000	13	3		
General & Administrative					
CEO	$125,000	1	1		
VPO	$110,000	13	1		
CFO	$110,000	1	1		
Project Mgr	$75,000	19	1		
Book/acctnt	$50,000	16	3		

* CEO and CFO start at 50% of their salary for two months, more if necessary until positive trends are apparent.